United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 1, 2022

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

November 1-30, 2022

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	November 4, 2022
PDMR transactions in company shares	November 15, 2022
PDMR transactions in company shares	November 23, 2022
Total voting rights and share capital at November 30, 2022	December 1, 2022

November 4, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC

(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2,069 Ordinary Shares following the exercise of options granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 2,069 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $23.21	2,069

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2,069 Ordinary Shares Weighted Average Price: USD $23.21 Aggregated Price: USD $48,021.49

e)	Date of the transaction	2022-11-03
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2,069 Ordinary Shares following the exercise of options on 3 November 2022, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $47.32	100
		USD $47.325	100
		USD $47.33	752
		USD $47.335	100
		USD $47.36	1,017

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2,069 Ordinary Shares Weighted Average Price: USD $47.3443 Aggregated Price: USD $97,955.2800
e)	Date of the transaction	2022-11-03
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

November 15, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities or persons closely associated with them

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 22,520 Ordinary Shares following the exercise of options granted under the terms of the Coca-Cola Enterprises, Inc. 2010 Incentive Award Plan, resulting in the issue of 22,520 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $31.46	11,446
		USD $32.51	11,074

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 22,520 Ordinary Shares Weighted Average Price: USD $31.98 Aggregated Price: USD $720,106.90
e)	Date of the transaction	2022-11-14

f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 22,520 Ordinary Shares following the exercise of options on 14 November 2022, partially on a non-discretionary basis to fund the exercise price and tax liability due in respect of the exercise of the options
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $51.555	400
		USD $51.56	100
		USD $51.57	200
		USD $51.575	300
		USD $51.58	200
		USD $51.595	1,800
		USD $51.60	2,350
		USD $51.61	1,968
		USD $51.62	294
		USD $51.63	1,723
		USD $51.635	2,100
		USD $51.64	1,005
		USD $51.645	200
		USD $51.65	6,764
		USD $51.66	1,590
		USD $51.665	500
		USD $51.67	10
		USD $51.675	400
		USD $51.68	47
		USD $51.69	469
		USD $51.70	100

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 22,520 Ordinary Shares Weighted Average Price: USD $51.631271 Aggregated Price: USD $1,162,736.22
e)	Date of the transaction	2022-11-14
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

November 23, 2022

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.913576 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.816061	3.456788
		USD $0.00	3.456788

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.913576 Ordinary Shares Weighted Average Price: USD $25.408031 Aggregated Price: USD $175.660351
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.913576 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.816061	3.456788
		USD $0.00	3.456788

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.913576 Ordinary Shares Weighted Average Price: USD $25.408031 Aggregated Price: USD $175.660351
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.913576 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.816061	3.456788
		USD $0.00	3.456788

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.913576 Ordinary Shares Weighted Average Price: USD $25.408031 Aggregated Price: USD $175.660351
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.381692 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.816061	3.190846
		USD $0.00	3.190846

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.381692 Ordinary Shares Weighted Average Price: USD $25.408031 Aggregated Price: USD $162.146226
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.447980 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.400524	3.44798

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.447980 Ordinary Shares Weighted Average Price: USD $50.400524 Aggregated Price: USD $173.779999
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.913576 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.816061	3.456788
		USD $0.00	3.456788

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.913576 Ordinary Shares Weighted Average Price: USD $25.408031 Aggregated Price: USD $175.660351
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.913576 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $50.816061	3.456788
		USD $0.00	3.456788

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.913576 Ordinary Shares Weighted Average Price: USD $25.408031 Aggregated Price: USD $175.660351
e)	Date of the transaction	2022-11-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

December 1, 2022

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 November 2022, Coca-Cola Europacific Partners plc had 456,957,562 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 456,957,562 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: December 1, 2022	By:	/s/Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary